November 5, 2018

Re:	Affimed N.V. Registration Statement on Form F-3 Registration No. 333-227933

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Daylight Time on November 7, 2018 or as soon thereafter as is practicable.

Sincerely,

Affimed N.V.

By:	/s/ Adi Hoess		By:	/s/ Florian Fischer
	Name:	Adi Hoess		Name:	Florian Fischer
	Title:	Chief Executive Officer		Title:	Chief Financial Officer

Via EDGAR